

May 7, 2013

Via E-mail
Mario Ferrucci
General Counsel
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re:** **PGT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 30, 2013**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 3, 2013**
> **File No. 333-187481**

Dear Mr. Ferrucci:

We have reviewed your response letter and the amendments to your registration statement, and we have the following comments.

Selling Stockholders, page 5

1. If known, please disclose whether each of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that the selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter unless such selling stockholder received its securities as compensation for its services. If the selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that the selling stockholder acquired its shares in the ordinary course of business. If such statement is not true, you must indicate that the selling stockholder is an underwriter. In this regard, we note that the selling stockholder appears to be identified in both the legal opinion filed as Exhibit 5.1 to the registration statement and your press release dated March 25, 2013.

2. We note your response to comment three of our letter dated April 15, 2013. Please further elaborate on the initial transactions in which the selling stockholders received the securities covered by the registration statement to clearly identify each initial offering transaction the securities being registered for resale were sold. In this regard, we also note that the legal opinion filed as Exhibit 5.1 refers to certain board resolutions dated June 5, 2006; however, your disclosure here does not identify a 2006 transaction pursuant to which shares may have been issued. For additional guidance, please refer to Securities Act Rule 430B(b)(2)(iii). Additionally, we note your statement that each of the initial transactions was either a registered public offering or exempt from registration under

Section 4(2) of the Securities Act of 1933, as amended. For any securities offered and sold in a registered transaction, please tell us why you are now registering the resale of such securities.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Jeffrey T. Jackson (*via e-mail*)
        Chief Financial Officer, PGT, Inc.

        Robert B. Pincus, Esq. (*via e-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP